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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Integrated Electrical Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45811E103

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45811E103

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only).

Compass Bancshares, Inc. 63-0593897

2.	Check the Appropriate Box if a Member of a Group: (a) [ ] (b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization:
Delaware

	5.	Sole Voting Power:
Number of		0(1)
Shares
Beneficially	6.	Shared Voting Power:
Owned by		0(1)
Each
Reporting	7.	Sole Dispositive Power:
Person With		0(1)

	8.	Shared Dispositive Power:
0(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11.	Percent of Class Represented by Amount in Row (9):
(1)

12.	Type of Reporting Person:
HC

(1) This Amendment No. 1 retracts the Schedule 13G filed by the reporting persons on February 14, 2003, which filing erroneously reported the beneficial ownership by the reporting persons of 2,601,613 shares of common stock of the issuer.

CUSIP No. 45811E103

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only).

Compass Bank

2.	Check the Appropriate Box if a Member of a Group: (a) [ ] (b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization:
Alabama

	5.	Sole Voting Power:
Number of		0(1)
Shares
Beneficially	6.	Shared Voting Power:
Owned by		0(1)
Each
Reporting	7.	Sole Dispositive Power:
Person With		0(1)

	8.	Shared Dispositive Power:
0(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11.	Percent of Class Represented by Amount in Row (9):
(1)

12.	Type of Reporting Person:
BK

(1) This Amendment No. 1 retracts the Schedule 13G filed by the reporting persons on February 14, 2003, which filing erroneously reported the beneficial ownership by the reporting persons of 2,601,613 shares of common stock of the issuer.

Item 1.
(a)	Name of Issuer:
Integrated Electrical Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
1800 West Loop South Suite 500 Houston, Texas 77027

Item 2.
(a)	Name of Person Filing:
Compass Bancshares, Inc. Compass Bank

(b)	Address of Principal Business Office or, if none, Residence:
15 South 20th Street Birmingham, Alabama 35233

(c)	Citizenship:
Compass Bancshares, Inc. is a Delaware corporation. Compass Bank is an Alabama banking corporation.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
45811E103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 0 (1)

(b)	Percent of class: (1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0 (1)

	(ii)	Shared power to vote or to direct the vote: 0 (1)

	(iii)	Sole power to dispose or to direct the disposition of: 0 (1)

	(iv)	Shared power to dispose or to direct the disposition of: 0 (1)

(1) This Amendment No. 1 retracts the Schedule 13G filed by the reporting persons on February 14, 2003, which filing erroneously reported the beneficial ownership by the reporting persons of 2,601,613 shares of common stock of the issuer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable. This Amendment No. 1 retracts the Schedule 13G filed by the reporting persons on February 14, 2003, which filing erroneously reported the beneficial ownership by the reporting persons of 2,601,613 shares of common stock of the issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By

the Parent Holding Company or Control Person.

Compass Bank, an Alabama banking corporation.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2003

COMPASS BANCSHARES, INC.

/s/ Jerry W. Powell By: Jerry W. Powell Its: General Counsel & Secretary

COMPASS BANK

/s/ Marc Follmer By: Marc Follmer Its: Associate General Counsel

EXHIBIT A – JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 15, 2003

COMPASS BANCSHARES, INC.

/s/ Jerry W. Powell By: Jerry W. Powell Its: General Counsel & Secretary

COMPASS BANK

/s/ Marc Follmer By: Marc Follmer Its: Associate General Counsel